UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C. 20549



                                FORM 10-SB - AMENDMENT NO 6

                  GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
          Under Section 12(b) or (g) of The Securities Exchange Act of 1934


ENGENYOUS Technologies, Inc.
                                  (Name of Small Business Issuer in its charter)


       Delaware                            13-375-4705
(State or other jurisdiction of     (I. R. S. Employer incorporation or
organization
    Identification No

400 S Dixie Highway Hallandale Beach              FL 33009
(Address of principal executive offices)         (Zip Code)


      Issuer's telephone number (954) 458-3311

 Securities to be registered pursuant to Section 12(b) of the Act.

 Title of each class                      Name of each exchange on
                                           which registered

    NONE                                   NONE


         Securities to be registered pursuant to Section 12(g) of the Act.

                   Common Stock   Class A




Amendment No 6 regarding Security Ownership/Recent Sales of unregistered securities has been revised to disclose that the purchasers are sophisticated purchasers. The entire filing can be viewed under previous filings.

TABLE OF CONTENTS


PART 1
Item 1.  Description of Business
Item 2.  Management Discussion and Analysis or Plan of Operation
Item 3.  Description of Property
Item 4.  Security Ownership of Certain Beneficial Owners and
             Management
Item 5.  Directors and Executive Officers
Item 6.  Executive Compensation
Item 7.  Certain Relationship and Related Transactions
Item 8.  Description of Securities

PART 2
Item 1.  Market Price of and Dividends on the Registrant's Common
             Equity and Related Stockholder Matters
Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with Accountants
Item 4.  Recent Sales of Unregistered Securities (Amendment no 6)
-----------------------------------------------------------------
Item 5.  Indemnification of directors and Officers

PART F/S
Item 1.  Financial Statements

PART 3
Item 1.  Index to Exhibits


PART 2

Item 4.  Recent Sales of Unregistered Securities

ETI sold certain shares of stock for cash. ETI sold shares in 1998 and 1999 at various prices, ranging from $0.05 to $6.00. The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2). Purchasers in transactions exempt under Section 4(2) purchased shares from ETI for investment and not with a view to distribution to the public.

Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

All of the persons below are sophisticated investors, are familiar with our business activities and were given full and complete access to any corporate information requested by them and did in fact review extensive corporate information.


Date     Relationship   Common    Name           Paid
    To company     Stock                    $
              # shares

05/01/98 Officer of ETI  61.500   Margareta Totems      61.500.00(4(2))
05/01/98 None             5.000   Alexandra Das         2.500.00(4(2))
05/01/98 Non              2.000   Eric Palmer              240.00 (4(2))
05/30/98 None          900   Charlie Smith            360.00 (4(2))
05/01/98 None            10.000 Joe Sander            500.00 (4(2))
05/01/98 Non              5.000 James Terrell         250.00 (4(2))
05/01/98 None          20.000 Pearl Terrell       1.000.00 (4(2))
05/01/98 None          30.000 W Alexander         2.550.00 (4(2))
05/01/98 None         300    Charlie Smith            150.00 (4(2))
05/01/98 None        5.000 Shirley Benjamin      250.00 (4(2))
05/01/98 None        5.000 Daniel Fields              150.00 (4(2))
05/01/98 None       10.000 Fannie Fields              500.00 (4(2))
05/01/98 None        5.000 Bertice Hazelhurt     250.00 (4(2))
05/01/98 None        5.000 Dawn Palmer      250.00 (4(2))
05/01/98 None       25.000 Larry Reaves           2.500.00 (4(2))
05/01/98 None        5.000   Louise Williams     250.00 (4(2))
05/01/98 None      15.000    Beatrice Wise            750.00 (4(2))
05/01/98 None        5.000 Ralph Wise       250.00 (4(2))
04/14/99 None          100.000264646 Alberta Ltd    9.950.00 (4(2))



SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  / S /
                                                      Clyde Smyth
                                                 (Registrant)
 Date: May 27, 2000